WAY COOL IMPORTS, INC.

5555 North Star Ridge Way

Star, ID 83669

June 15, 2010

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 4720

Washington, D.C. 20549

Attn:

John Krug. Esq., Senior Counsel

Re:

Way Cool Imports, Inc.

Registration Statement on Form 10-12G

Amendment no. 1 filed May 11, 2010

File No. 000-53913

Dear Mr. Krug:

Way Cool Imports, Inc., (the “Company”), has received your comment letter dated May 25, 2010 (“comment letter”) pertaining to the above referenced amended registration statement on Form 10 (the “Registration Statement”). Amendment No. 2 to the Registration Statement (“Amendment”) is being filed under separate cover. The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter. Under cover of this letter, we are sending you 2 hard copies of the Registration Statement Amendment, one marked to show changes and one without changes marked. To assist the staff of the Commission in completing its review of the Registration Statement Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

FORM 10-12G

“Mr. Hofman has limited time to devote to our business which will likely reduce opportunities to identify a suitable acquisition candidate.” Page 6

1.

The risk factor discussion combines at least three separate risks under one heading. The risks pertaining to Mr. Hofman’s available time, the company’s dependence upon Mt Hofman individually, and potential conflicts of interest should be presented under separate risk subheadings with corresponding risk factor discussion. In addition, the discussion pertaining to the company’s conflict of interest policy should be expanded to clarify whether the prohibition applies to companies in which Mr. Hofman personally owns or holds an ownership interest or to which Mr. Hofman provides services, compensated or otherwise.

RESPONSE:

We have revised this section to separate the risk factor into three distinct risk factors with appropriate discussion.

Item 5. Directors and Executive Officers. page 10

2.

Please revise the disclosure pertaining to proceedings and legal actions to include the past ten years as requested by Item 401 (f) of Regulation S-K.

RESPONSE:

We have revised this disclosure to include the past ten years as required.

The company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WAY COOL IMPORTS, INC.

/s/ Cornelius Hofman

Cornelius Hofman

President

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